GRUPO MODELO, S.A.B. DE C.V.

May 3, 2007.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s] :
Grupo Modelo, S.AB. de C.V. First Quarter Report Press Release.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

Grupo Modelo Reports First Quarter 2007 Results*

- **Domestic volume grew 4.5%.**
- **Net sales increased 24.2%.**
- **Operating income rose 26.5%, with a 50 basis point expansion in the margin.**

Mexico City, May 2, 2007 – Grupo Modelo, S.A.B. de C.V. and Subsidiaries (BMV: GMODELO) ("Grupo Modelo" or "the Company"), the leading brewer in Mexico and producer of the best-selling Mexican beer in the world, today announced its financial and operating results for the first quarter ended March 31, 2007.

As of January 2007, the volume and sales of beer in the domestic market include the imported brand portfolio; for comparison purposes, the 2006 figures include this reclassification. Additionally, by recommendation of our external auditors, Grupo Modelo will consolidate the financial statements of Crown Imports, LLC; at the close of the first quarter of 2007, these results totaled net sales of 549 million dollars and operating profit of 116 million dollars.

In the first quarter of 2007, total beer volume reached 11.5 million hectoliters, a growth of 1.8% compared to the same period of last year. The domestic volume increased 4.5%, reflecting increases of 4.3% in Modelo's brands and 16.5% in the imported brand portfolio, which is comprised of Anheuser-Busch and Tsingtao products. For the export market, it is important to highlight that starting January 2, 2007 the figures shown for the U.S. represent the sales volume of Crown Imports to wholesalers, while in previous quarters it represented the volume sold to the previous importers. The total export volume showed a reduction of 3.9% compared to the previous year mainly due to the accumulation of inventories at the wholesaler level in the east coast of the United Sates during the fourth quarter of 2006.

Net sales grew 24.2% compared to the same period of 2006, totaling 16,125 million pesos. This figure reflects increases of 0.4% in domestic sales and 82.5% in exports. Total export revenues during the quarter were 618 million dollars, 80.0% higher than the prior year. The average export price per hectoliter grew 87.3% in dollars, due to the incorporation of the selling price from Crown to its wholesalers, as well as selective price increases by region in the U.S. territory.

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* All peso figures throughout this document are expressed in constant Mexican pesos as of March 31, 2007, unless otherwise noted.

The cost of goods sold increased 22.5% due to the incorporation of the storage and distribution costs of the products sent to Crown Imports warehouses, and to the increases in packaging and in certain raw materials. Gross profit totaled 8,940 million pesos, a 25.7% increase compared to the same quarter of 2006. Gross margin was 55.4%, an expansion of 60 basis points.

Operating expenses increased 24.8% as a result of the consolidation of advertising and distribution expenses incurred in the U.S., and to a lesser extent higher advertising expenses in Mexico and in the convenience store business. Operating profit was 4,743 million pesos, which represents an increase of 26.5%. Therefore, the operating margin reached 29.4% compared to the 28.9% registered in the prior year.

Depreciation and amortization totaled 792 million pesos, representing 4.9% of net sales. EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) was 5,412 million pesos, which represented an increase of 25.3% compared to the same period of 2006. As a result, the EBITDA margin reached 33.6%, 30 basis points higher than the margin posted in 2006.

The comprehensive cost of financing registered a positive result of 293 million pesos, mainly as a result of the reduction in the monetary position and the exchange gain during the period.

The other expenses and income heading showed a gain of 800 million pesos compared with a loss of 66 million pesos in 2006. This figure includes a 592 million pesos gain from the liquidation of an advertising fund that was part of the import contract in the U.S., which ended on December 31, 2006.

The effective tax rate (including profit sharing) was 35.2%, above the 33.3% registered in the first quarter of 2006. This tax increase is mainly due to movements in deferred taxes and the effect caused by the dividends collected from foreign subsidiaries.

The minority interest totaled 1,387 million pesos; of this amount, 662 million pesos corresponds to the 50% stake of Barton Beers, a subsidiary of Constellation Brands, in Crown Imports.

Net majority income totaled 2,396 million pesos, a rise of 21.1% over last year. Therefore, the margin reflected a 30 basis points decline, reaching 14.9%. The quarterly earnings per share was 0.74 pesos, higher than the 0.61 pesos registered in 2006.

Financial Situation

The headings modified because of the consolidation of Crown Imports were principally marketable securities, inventories, accounts receivable, current liabilities and minority stockholders' equity. As of March 31, 2007, Grupo Modelo's cash and marketable securities represented 24.3% of total assets, which totaled 97,574 million pesos and represented an 11.5% increase in the last twelve months. The financial position of the Company remained strong with a debt-free capital structure and short-term operational liabilities of 7,245 million pesos. The majority stockholders' equity totaled 61,689 million pesos, representing an 8.0% increase compared to the prior year.

Financial Ratios	March 2007	March 2006
Inventory Turnover	3.2 times	4.1 times
Receivables Turnover	20 days	15 days
Leverage	15.7%	15.1%
Current	5.5 times	6.4 times
EPS	0.74 pesos	0.61 pesos

Capital Expenditures

During the first quarter of 2007, Grupo Modelo invested 980 million pesos of internally generated resources. The funds were allocated to several areas of the organization as the table below shows:

Area	March 2007
Cía. Cervecera de Coahuila	62.6%
Breweries & Other Facilities	29.5%
Sales	7.9%

Dividend Payment

On April 23, the Stockholders' Meeting declared a dividend of 6,764 million pesos, which corresponds to 2.08 pesos per share for each of the 3,251,759,632 outstanding shares. The amount of the dividend increased 66% in nominal terms compared to the previous year and represented 78% of the net majority income of 2006. The dividend is payable in one disbursement as of April 30, 2007.

In addition to the amount paid by Grupo Modelo, Diblo declared a cash dividend to Anheuser-Busch of 2,049 million pesos on its 23.25% participation in that company. Therefore, Grupo Modelo's consolidated cash and short-term investments were reduced by 8,813 million pesos in April 2007.

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Sales of beer in million hectoliters

Market	I-07	%	I-06	%	Var. %
Domestic	7.811	67.9	7.487	66.2	4.3
Imports	0.130	1.1	0.112	1.0	16.5
Total Domestic	**7.941**	**69.0**	**7.599**	**67.2**	**4.5**
Exports	3.569	31.0	3.714	32.8	-3.9
Total Volume	**11.511**	**100.0**	**11.313**	**100.0**	**1.8**

Grupo Modelo S.A.B. de C.V. and Subsidiaries
Consolidated Income Statement for the First Quarter 2007 and 2006
Figures expressed in millions of constant Mexican pesos as of March 31, 2007

	I-07	%	I-06	%	Var. %
Domestic Sales	7,862	48.8%	7,832	60.4%	0.4%
Export Sales	6,949	43.1%	3,808	29.3%	82.5%
Other Income	1,314	8.1%	1,338	10.3%	-1.8%
Total Net Sales	**16,125**	**100.0%**	**12,978**	**100.0%**	**24.2%**
Cost of Goods Sold	7,186	44.6%	5,867	45.2%	22.5%
Gross Profit	**8,940**	**55.4%**	**7,111**	**54.8%**	**25.7%**
Operating Expenses	4,197	26.0%	3,362	25.9%	24.8%
Operating Income	**4,743**	**29.4%**	**3,749**	**28.9%**	**26.5%**
Integral Cost of Financing	-293	-1.8%	-184	-1.4%	59.2%
Other Expense (Income) – Net	-800	-5.0%	66	0.5%	-1312.1%
Profit Before Tax & Profit Sharing	**5,836**	**36.2%**	**3,867**	**29.8%**	**50.9%**
Income Tax	1,715	10.6%	1,208	9.3%	42.0%
Deferred Income Tax	-3	0.0%	-168	-1.3%	-98.2%
Profit Sharing	349	2.2%	256	2.0%	36.3%
Deferred Profit Sharing	-8	0.0%	-9	-0.1%	-11.1%
Consolidated Net Income	**3,783**	**23.5%**	**2,580**	**19.9%**	**46.5%**
Net Majority Income	**2,396**	**14.9%**	**1,978**	**15.2%**	**21.1%**
Depreciation	792	4.9%	712	5.5%	11.2%
Equity Income of Associates (COGS)	123	0.8%	141	1.1%	-12.5%
EBITDA	**5,412**	**33.6%**	**4,320**	**33.3%**	**25.3%**

Grupo Modelo S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets as of March 31, 2007 and 2006

Figures expressed in millions of constant Mexican pesos as of March 31, 2007

	2007	2006	% Var
Cash & Marketable Securities	23,741	21,551	10.2%
Total Current Assets	**39,515**	**33,023**	**19.7%**
Non - Current Assets	58,059	54,495	6.5%
Total Assets	**97,574**	**87,518**	**11.5%**
Current Liabilities	7,245	5,120	41.5%
Long Term Debt	0	0	N/A
Deferred Liabilities	8,110	8,072	0.5%
Total Liabilities	**15,355**	**13,192**	**16.4%**
Minority Stockholders' Equity	20,530	17,189	19.4%
Majority Stockholders' Equity	61,689	57,137	8.0%
Total Liabilities and Stockholders' Equity	**97,574**	**87,518**	**11.5%**

Highlights
Quarter

	I-07	I-06	Var. %
Price/Hl Domestic (pesos)*	989.95	1,030.76	-4.0%
Price/Hl Exports (pesos)*	1,947.14	1,025.26	89.9%
Price/Hl Exports (dlls.)	173.25	92.49	87.3%
Cost of Goods Sold/Hl Total (pesos)*	624.28	518.65	20.4%
Operating Expenses/Hl Total (pesos)*	364.59	297.14	22.7%
Export Revenues (million dlls.)	618.34	343.50	80.0%

*Figures in constant Mexican pesos as of March 31, 2007

Grupo Modelo Conference Call

Grupo Modelo will host a conference call to discuss the first quarter 2007 financial results on Thursday, May 3, 2007, at 8:00 a.m. (central) / 9:00 a.m. (eastern). The conference call can be accessed by dialing 1-800-909-5202 within the U.S., or from international locations by dialing into the U.S. at +785-830-7975 and using access code "845233" beginning 10 minutes prior to the start of the call. A live listen-only webcast of the conference call, together with a copy of this press release will be available on the Internet at Grupo Modelo's Web site: www.gmodelo.com under "Investors," prior to the call.

Forward-Looking Statements

This press release may include certain expectations regarding the financial and operating performance of Grupo Modelo and its Subsidiaries. Such forward-looking statements are based on management's best estimates using current and known information. However, such statements and expectations may vary due to facts, circumstances and events beyond the control of Grupo Modelo and its Subsidiaries.

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 63.2% of the total (domestic and export) market share, as of December 31, 2006. It has seven brewing plants in the country, with a total annual installed capacity of 60.0 million hectoliters. Currently, it brews and distributes 12 brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo, among others. It exports five brands with presence in more than 150 countries. It is the exclusive importer of Anheuser-Busch's products in Mexico, including the Budweiser and Bud Light brands; as of 2007, it has added to its import brand portfolio the Chinese beer Tsingtao. Through a strategic alliance with Nestlé Waters, it produces and distributes in Mexico the bottled water brands Santa María and Nestlé Pureza Vital, among others. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations

Eduardo Zamarripa	(5255) 2266-0000 x.4708	Fax (5255) 2266-0000 x.4926
Begoña Orgambide	(5255) 2266-0000 x.4887	

e-mail: ir@gmodelo.com.mx
Internet: www.gmodelo.com